As filed with the Securities and Exchange Commission on June 20, 2000.




                                    FORM N-8F
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

                      FIRST INVESTORS HIGH YIELD FUND, INC.
                               (Name of Applicant)

                               File No.: 811-4674
                (Securities and Exchange Commission File Number)


                                 95 Wall Street
                               New York, NY 10005
                     (Address of Principal Executive Office)



                   Copies of all Communications and Orders to:

Larry R. Lavoie, Esq.                           Robert J. Zutz, Esq.
First Investors Management Company, Inc.        Kirkpatrick & Lockhart LLP
95 Wall Street                                  1800 Massachusetts Avenue, N.W.
New York, NY  10005                             Washington, D.C.  20036-1800


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I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [x]   Merger
      [ ]   Liquidation
      [ ]   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
      [ ]   Election of status as a Business Development Company (Note: Business
            Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  First Investors High Yield Fund, Inc.

3.    Securities and Exchange Commission File No.:  811-4674

4.    Is this an initial Form N-8F or an  amendment  to a previously  filed Form
      N-8F?

      [x]   Initial Application     [ ]  Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

      95 Wall Street
      New York, NY  10005

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Richard H. Kirk, Esq.
      Kirkpatrick & Lockhart LLP
      1800 Massachusetts Avenue, N.W.
      Washington, D.C.  20036-1800
      (202) 778-9362

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      First Investors Management Company, Inc.
      95 Wall Street
      New York, NY  10005

      and


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      Administrative Data Management Corp.
      581 Main Street
      Woodbridge, NJ  07095-1198

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

            [x]   Management company;
            [ ]   Unit investment trust; or
            [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

            [x]   Open-end          [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

      The fund is organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      First  Investors   Management  Company,   Inc.,  the  fund's  investment
      adviser, is located at 95 Wall Street, New York, NY  10005.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

      First Investors Corporation, the fund's principal underwriter, is located at 95 Wall Street, New York, NY 10005.

13.   If the fund is a unit investment trust ("UIT") provide:

      (a) Depositor's name(s) and address(es):

      (b) Trustee's name(s) and address(es):

      Not Applicable.


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14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [x]  Yes    [ ]  No

      If Yes, for each UIT state:

      Name(s):  First Investors  Periodic Payment Plans for Investment in First
                  Investors High Yield Fund, Inc.
      File No.: 811-2564
      Business Address:    95 Wall Street
                           New York, NY  10005

15.   (a)   Did the fund obtain approval from the board of directors  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]  Yes    [ ]  No

            If Yes, state the date on which the board vote took place: October 21, 1999
            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]  Yes    [ ]  No

            If Yes,  state the date on which the  shareholder  vote took  place:
            February 25, 2000
            If No, explain:

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [x]  Yes    [ ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            March 14, 2000

      (b)   Were the distributions made on the basis of net assets?

            [x]  Yes    [ ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [x]  Yes    [ ]  No


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      (d)   If No to (b) or (c) above,  describe the method of  distributions to shareholders. For mergers, provide the exchange ratio(s) used and explain how it was calculated.

      (e)   Liquidations only:

            Were any distributions to shareholders made in kind?

            [ ]  Yes   [ ]  No

            If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

            Not applicable.

17.   Closed-end funds only:
      Has the fund issued senior securities?

            [ ]  Yes   [ ]  No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

      Not Applicable.

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [x]  Yes    [ ]  No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?
      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ]  Yes   [x]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)


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            [ ]  Yes   [x]  No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
      (b)   Why has the fund retained the remaining assets?
      (c)   Will the remaining assets be invested in securities?

            [ ]  Yes   [ ]  No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ]  Yes   [x]  No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:
      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request for Deregistration

22.   (a)   List  the  expenses  incurred  in  connection  with  the  Merger  or
            Liquidation:
            (i)   Legal expenses:                                        $31,114
            (ii)  Accounting expenses:                                     4,000
                  Other expenses (list and identify separately):
                  Postage and Printing:                                   32,829
                     Proxy Solicitation:                                   1,693
            Total expenses (sum of lines (i)-(iii) above):               $69,636

      (b)   How were those expenses allocated?

            First Investors Management Company, Inc.                       1.29%
            First Investors High Yield Fund, Inc.                         29.30%
            First Investors Fund For Income, Inc.                         69.41%

      (c)   Who paid those expenses?

            First Investors Management Company, Inc.                        $899
            First Investors High Yield Fund, Inc.                        $20,404

            First Investors Fund For Income, Inc.                        $48,333

      (d)   How did the fund pay for unamortized expenses (if any)?

            First Investors Fund For Income, Inc. assumed all liabilities of First Investors High Yield Fund, Inc.


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23.   Has  the  fund  previously  filed  an  application  for  an  order  of the
      Commission regarding the Merger or Liquidation?

            [x] Yes           [ ] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

      Investment Company Act Release No. 24329 (March 7, 2000) (Order) Investment Company Act Release No. 24282 (February 9, 2000) (Notice)

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

            [ ] Yes           [x] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [ ] Yes           [x] No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

            First Investors Fund For Income, Inc.

      (b)   State  the  Investment   Company  Act  file  number  of  the  fund
            surviving the Merger:

            811-2107

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            File number:      333-92061
            Form type used:   N-14/A
            Date filed:       January 13, 2000


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      (d)   If the merger or  reorganization  agreement  has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

      The  undersigned   states  that  (i)  she  has  executed  this  Form  N-8F
application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Investors High Yield Fund, Inc., (ii) she is the Secretary of First Investors High Yield Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

Date:  June 19, 2000                           /s/ C. Durso
       -------------                            ------------------------
                                                Name:   Concetta Durso
                                                Title:  Secretary